Exhibit 99.2

Announcement Summary

Entity name

MESOBLAST LIMITED

Announcement Type

New announcement

Date of this announcement

Wednesday April 08, 2026

The +securities to be quoted are:
+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Total number of +securities to be quoted

ASX +security code	Security description	Number of +securities to be quoted	Issue date
MSB	ORDINARY FULLY PAID	1,260,589	07/04/2026

Refer to next page for full details of the announcement

Part 1 - Entity and announcement details

1.1 Name of entity

MESOBLAST LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2 Registered number type	**Registration number**
ABN	68109431870

1.3 ASX issuer code

MSB

1.4 The announcement is
New announcement

1.5 Date of this announcement

8/4/2026

Part 2 - Type of Issue

2.1 The +securities to be quoted are:
+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Previous Appendix 3B details:

Announcement Date and Time	Announcement Title	Selected Appendix 3B to submit quotation request
07-Apr-2026 17:19	New - Proposed issue of securities - MSB	A placement or other type of issue

2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?
No

Part 3A - number and type of +securities to be quoted where issue has previously been notified to ASX in an Appendix 3B

Placement Details

ASX +security code and description

MSB : ORDINARY FULLY PAID

Issue date

7/4/2026

Distribution Schedule

Provide a distribution schedule for the new +securities according to the categories set out in the left hand column - including the number of recipients and the total percentage of the new +securities held by the recipients in each category.

Number of +securities held	Number of holders	Total percentage of +securities held For example, to enter a value of 50% please input as 50.00
1 - 1,000		%
1,001 - 5,000		%
5,001 - 10,000		%
10,001 - 100,000		%
100,001 and over		%

Issue details

Number of +securities to be quoted

1,260,589

Are the +securities being issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

1,260,589 ordinary shares (approximately valued at US$1.85 million) issued to third parties for certain intellectual property assets

Please provide an estimate (in AUD) of the value of the consideration being provided per +security for the +securities to be quoted

2,702,703.000000

Any other information the entity wishes to provide about the +securities to be quoted

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application)

ASX +security code and description	Total number of +securities on issue
MSB : ORDINARY FULLY PAID	1,291,562,776

4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	89,442,836
MSBAA : WARRANTS 2	2,000,000
MSBAO : WARRANTS	15,027,327
MSBAP : ADS WARRANTS	884,838
MSBAB : WARRANTS 3	2,000,000